[Basic Energy Services, Inc. Letterhead]
November 7, 2008
Via U.S. Mail and EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Basic Energy Services, Inc. Form 10-K for the fiscal year ended December 31, 2007, as amended Filed March 7, 2008 File No. 1-32693
Dear Mr. Schwall:
     We are responding to your comment letter dated October 29, 2008, with respect to each of the items listed below:
Amendment 1 to Form 10-K for the year ended December 31, 2007, as filed April 29, 2008
General
1.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response: We confirm that the Company will comply with the following comments in future filings on Form 10-K. However, as noted below, we do not believe any changes in the prior disclosures are required for such future filings.
Compensation Discussion & Analysis, page 5
2.	We note your statement that you included only “very limited additional perquisites” for your named executive officers. You also refer at page 13 to the Perquisites you provided in 2006 and 2007. Confirm that no additional tabular or textual disclosure is required by

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 7, 2008

Item 402(c) of Regulation S-K, in particular Item 402(c)(2)(ix). See Instruction 4 to Item 402(c)(2)(ix).

Response. We do not believe additional tabular or other disclosure is required by Item 402(c) of Regulation S-K. Each category of perquisites and amounts are set forth in the footnotes. The 2007 differences in the table under “Other Compensation” for Messrs. Swift and Patterson (a total of $540 for each), compared to the amounts set forth in the footnotes were due to an error in the footnote amounts for vehicle allowances (which should have been $10,140 for each for 2007, rather than $9,600 as stated). This error in the footnotes will be corrected in future filings that contain this information. Other than a rounding error of $1 for Mr. Tyner in 2007, all other footnote amounts correspond to the 2006 and 2007 totals included in the table under “Other Compensation.”

3.	You provide weighting information regarding the metrics used by the Compensation Committee to determine annual bonuses for your named executive officers in 2006. Disclose for 2007 the corresponding weighting information as well as the actual individual component targets in every instance in which targets were used for compensation purposes. For example, what was the targeted “EBITDA return on capital employed”? See Item 402(b) of Regulations S-K; see also Instructions 4 and 5 to Item 402(b).

Response. In 2006, the stated metrics were utilized by the Compensation Committee more quantitatively, including relative weighting. Accordingly, that information was provided. In 2007, as expressly noted, the metrics reviewed by the Compensation Committee were used solely as “guidelines” for determining aggregate annual bonuses for Basic’s senior executive officers. These awards were not made giving actual quantitative weighting, and were in part discretionary awards that, as also expressly noted for both 2006 and 2007, were “not qualified performance based compensation within the meaning of Section 162(m) of the Code.” Thus, we believe the disclosure accurately reflects in all material respects the use of these metrics for each of these periods.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 7, 2008

     If you have any additional questions regarding the foregoing responses please contact me at (432) 620-5516 or David C. Buck, Andrews Kurth LLP, at (713) 220-4301.

Sincerely,
/s/ Alan Krenek

Alan Krenek Senior Vice President, Chief Financial Officer & Treasurer

cc:	David C. Buck, Esq., Andrews Kurth LLP